UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MAP Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

56509R108
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(d) Rule 13d-1(d) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56509R108	Page 2 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Perseus-Soros BioPharmaceutical Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 2,826,169 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 2,826,169 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,826,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%

12	TYPE OF REPORTING PERSON* PN

CUSIP No. 56509R108	Page 3 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Perseus-Soros Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 2,831,462 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 2,831,462 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,831,462

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 56509R108	Page 4 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Perseus BioTech Fund Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 16,076 SHARED VOTING POWER 2,869,145 (1) SOLE DISPOSITIVE POWER 16,076 SHARED DISPOSITIVE POWER 2,869,145 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,885,221 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%

12	TYPE OF REPORTING PERSON* OO

________________________

(1)	Includes 13,750 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 5 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON SFM Participation, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 10,410 SHARED VOTING POWER 2,855,395 SOLE DISPOSITIVE POWER 10,410 SHARED DISPOSITIVE POWER 2,855,395

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,865,805

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%

12	TYPE OF REPORTING PERSON* PN

CUSIP No. 56509R108	Page 6 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON SFM AH LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 2,865,805 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 2,865,805

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,865,805

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%

12	TYPE OF REPORTING PERSON* OO

CUSIP No. 56509R108	Page 7 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Perseuspur, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 16,710 SHARED VOTING POWER 2,926,092 (1) SOLE DISPOSITIVE POWER 16,710 SHARED DISPOSITIVE POWER 2,926,092 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,942,802 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%

12	TYPE OF REPORTING PERSON* OO

________________________

(1)	Includes 13,750 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 8 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Frank H. Pearl (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 16,710 SHARED VOTING POWER 2,926,092 (1) SOLE DISPOSITIVE POWER 16,710 SHARED DISPOSITIVE POWER 2,926,092 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,942,802 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2% (1)

12	TYPE OF REPORTING PERSON* IN

________________________

(1)	Includes 13,750 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 9 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON George Soros (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 3,148,216 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,148,216 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,148,216 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0% (1)

12	TYPE OF REPORTING PERSON* IA

________________________

(1)	Includes 13,750 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 10 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Robert Soros (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 3,148,216 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,148,216 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,148,216 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0% (1)

12	TYPE OF REPORTING PERSON* IA

________________________

(1)	Includes 13,750 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 11 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Jonathan Allan Soros (in the capacity described herein)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 3,148,216 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,148,216 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,148,216 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0% (1)

12	TYPE OF REPORTING PERSON* IA

________________________

(1)	Includes 13,750 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 12 of 21 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Soros Fund Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 3,148,216 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,148,216 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,148,216 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0% (1)

12	TYPE OF REPORTING PERSON* OO, IA

________________________

(1)	Includes 13,750 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	Page 13 of 21 Pages

SCHEDULE 13G

Item 1.	(a)	Name of Issuer MAP Pharmaceuticals, Inc. (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 2400 Bayshore Parkway, Suite 200 Mountain View, CA 94043

Item 2.	(a)	Names of Persons Filing

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

		(i)	Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (“Perseus-Soros”);

		(ii)	Perseus-Soros Partners, LLC, a Delaware limited liability company (“PSP GP” and general partner of Perseus-Soros);

		(iii)	Perseus BioTech Fund Partners, LLC, a Delaware limited liability company (“PBFP Partners” and managing member of PSP GP);

		(iv)	SFM Participation, L.P., a Delaware limited partnership (“SFM Participation” and managing member of PSP GP);

		(v)	SFM AH LLC, a Delaware limited liability company (“SFM AH” and general partner of SFM Participation);

		(vi)	Perseuspur, L.L.C., a Delaware limited liability company (“Perseuspur” and managing member of PBFP Partners);

		(vii)	Mr. Frank H. Pearl (“Mr. Pearl” and managing member of Perseuspur);

		(viii)	Soros Fund Management LLC, a Delaware limited liability company (“SFM LLC” and the sole managing member of SFM AH);

		(ix)	Mr. George Soros (“Mr. George Soros” and Chairman of SFM LLC);

		(x)	Mr. Robert Soros (“Mr. Robert Soros” and Deputy Chairman of SFM LLC); and

		(xi)	Mr. Jonathan Allan Soros (“Mr. Jonathan Soros” and President and Deputy Chairman of SFM LLC).

	(b)	Address of Principal Business Office

The address of the principal business offices of (i) Perseus-Soros and (ii) PSP GP is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

CUSIP No. 56509R108	Page 14 of 21 Pages

SCHEDULE 13G

The address of the principal business offices of (i) PBFP Partners, (ii) Perseuspur and (iii) Mr. Pearl is 2099 Pennsylvania Ave., N.W., Suite 900, Washington, D.C. 20006.

The address of the principal business offices of (i) SFM Participation, (ii) SFM AH, (iii) SFM LLC, (iv) Mr. George Soros, (v) Mr. Robert Soros, and (vi) Mr. Jonathan Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

	(c)	Citizenship

		(i)	Perseus-Soros – a Delaware limited partnership

		(ii)	PSP GP – a Delaware limited liability company

		(iii)	PBFP Partners – a Delaware limited liability company

		(iv)	SFM Participation – a Delaware limited partnership

		(v)	SFM AH – a Delaware limited liability company

		(iv)	Perseuspur – Delaware limited liability company

		(vii)	Mr. Pearl – United States

		(viii)	SFM LLC – a Delaware limited liability company

		(ix)	Mr. George Soros – United States

		(x)	Mr. Robert Soros – United States

		(xi)	Mr. Jonathan Soros – United States

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock” or “Shares”)

	(e)	CUSIP Number

56509R108

Information contained herein concerning SFM Participation, SFM AH, SFM LLC, Mr. George Soros, Mr. Robert Soros and Mr. Jonathan Soros has been provided by SFM LLC. Perseus-Soros, PSP GP, PBFP Partners, Perseuspur and Mr. Pearl assume no responsibility for such information. Information contained herein concerning PBFP Partners, Perseuspur and Mr. Pearl has been provided by each such Reporting Person. Perseus-Soros, PSP GP, SFM Participation, SFM AH, SFM LLC, Mr. George Soros, Mr. Robert Soros and Mr. Jonathan Soros assume no responsibility for such information.

Item 3.	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

CUSIP No. 56509R108	Page 15 of 21 Pages

SCHEDULE 13G

Item 4.	Ownership.
	(a)	Amount Beneficially Owned:

On February 11, 2010, Perseus-Soros distributed 1,250,000 Shares to its partners for no consideration and certain partners of Perseus-Soros have made subsequent pro rata distributions to their respective partners or members for no consideration (collectively, the “Distributions”). As a result of the Distributions, Perseus-Soros may be deemed to beneficially own 2,826,169 Shares, PSP GP may be deemed to beneficially own 2,831,462 Shares and each of SFM AH and SFM Participation may be deemed to own 2,865,805 Shares. In addition, as of February 16, 2010, options to purchase 13,750 Shares have vested or will vest within 60 days. As a result, PBFP Partners may be deemed to beneficially own 2,885,221 Shares, each of Perseuspur and Mr. Pearl may be deemed to beneficially own 2,942,802 Shares and each of SFM LLC, Mr. Soros, Mr. Robert Soros and Mr. Jonathan Soros may be deemed to beneficially own 3,148,216 Shares.

In addition to the 2,826,169 Shares held by Perseus-Soros, Shares reported as beneficially owned by (i) PSP GP include 5,293 Shares held by PSP GP, (ii) PBFP Partners include 5,293 Shares held by PSP GP, 16,076 Shares held by PBFP Partners and 23,933 Shares held by Biotech Management Partners, LLC, (iii) Perseuspur and Mr. Pearl include 5,293 Shares held by PSP GP, 16,076 Shares held by PBFP Partners, 23,933 Shares held by Biotech Management Partners, LLC, 111 Shares held by Perseus Biotech Investment, LLC, 2,785 Shares held by Perseus, L.L.C., 13,925 Shares held by Perseuspur and 40,760 Shares held by Perseus 2000 Biotech Satellite, LLC, (iv) SFM Participation and SFM AH include 5,293 Shares held by PSP GP, 23,933 Shares held by Biotech Management Partners, LLC and 10,410 Shares held by SFM Participation and (v) SFM LLC, Mr. Soros, Mr. Robert Soros and Mr. Jonathan Soros include 5,293 Shares held by PSP GP, 23,933 Shares held by Biotech Management Partners, LLC, 10,410 Shares held by SFM Participation and 268,661 Shares held by Quantum Industrial Partners, LDC.  In addition, Shares reported as beneficially owned by PBFP Partners, Perseuspur, Mr. Pearl, SFM LLC, Mr. Soros, Mr. Robert Soros and Mr. Jonathan Soros include options to purchase 13,750 Shares that have vested or will vest within 60 days.

	(b)	Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and based on information provided by the Company in its Prospectus (file no. 333-159339) filed on January 28, 2010 indicating that there were 26,291,726 Shares outstanding as of January 28, 2010, as of February 16, 2010, each of Perseus-Soros and PSP GP may be deemed to beneficially own approximately 10.7% of the outstanding Shares, PBFP Partners may be deemed to beneficially own approximately 10.9% of the outstanding Shares, each of Perseuspur and Mr. Pearl may be deemed to beneficially own approximately 11.2% of the outstanding Shares, each of SFM AH and SFM Participation may be deemed to beneficially own approximately 10.9% of the outstanding Shares and each of SFM LLC, Mr. Soros, Mr. Robert Soros and Mr. Jonathan Soros may be deemed to beneficially own approximately 12.0% of the outstanding Shares.

	(c)	Number of Shares as to Which Such Person Has:

(i)

Each of Perseus-Soros and PSP GP may be deemed to have sole power to direct the voting and disposition of the 2,826,169 Shares beneficially owned by Perseus-Soros and PSP GP may be deemed to have sole power to direct the voting of an additional 5,293 Shares owned by PSP GP directly. SFM Participation may be deemed to have the sole power to direct the voting and disposition of 10,410 Shares. PBFP Partners may be  deemed to have sole power to direct the voting and disposition of 16,076 Shares. Each of Perseuspur and Mr. Pearl may be deemed to have the sole power to direct the voting and disposition of 16,710 Shares.

CUSIP No. 56509R108	Page 16 of 21 Pages

SCHEDULE 13G

(ii)

By virtue of the relationships between and among the Reporting Persons as described in Item 2 of this Schedule 13G, PBFP Partners may be deemed to share the power to direct the voting and disposition of 2,869,145 Shares, each of Perseuspur and Mr. Pearl may be deemed to share the power to direct the voting and disposition of 2,926,092 Shares, SFM AH  may be deemed to share the power to direct the voting and disposition of 2,865,805 Shares, SFM Participation may be deemed to share the power to direct the voting and disposition of 2,855,395 Shares and each of SFM LLC, Mr. Soros, Mr. Robert Soros and Mr. Jonathan Soros may be deemed to share the power to direct the voting and disposition of 3,134,466 Shares.

(iii)

By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13G, each of SFM LLC, PBFP Partners, Perseuspur, Mr. George Soros, Mr. Robert Soros, Mr. Jonathan Soros and Mr. Pearl may be deemed to share the power to direct the voting and disposition of the 13,750 Shares issuable upon exercise of options that have vested on or within 60 days of February 16, 2010.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The partners or members of each of Perseus-Soros, PSP GP, PBFP Partners, Biotech Management Partners, LLC, Perseuspur, Perseus Biotech Investment, LLC, SFM Participation, Perseus 2000 Biotech Satellite, LLC and Quantum Industrial Partners LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of each such entity in accordance with their ownership interests therein.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 56509R108	Page 17 of 21 Pages

SCHEDULE 13G

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 16, 2010

PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP
By:	Perseus-Soros Partners, LLC General Partner
By:	SFM Participation, L.P. Managing Member
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

CUSIP No. 56509R108	Page 18 of 21 Pages

SCHEDULE 13G

PERSEUS-SOROS PARTNERS, LLC
By:	SFM Participation, L.P. Managing Member
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

PERSEUS BIOTECH FUND PARTNERS, LLC
By:	Perseuspur, L.L.C. Managing Member
By:	Frank H. Pearl Managing Member
By:	/s/ Kenneth M. Socha
Name: Kenneth M. Socha Title: Attorney-in-Fact for Mr. Pearl

CUSIP No. 56509R108	Page 19 of 21 Pages

SCHEDULE 13G

SFM PARTICIPATION, L.P.
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

SFM AH LLC
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

PERSEUSPUR, L.L.C.
By:	Frank H. Pearl Managing Member
By:	/s/ Kenneth M. Socha
Name: Kenneth M. Socha Title: Attorney-in-Fact for Mr. Pearl

CUSIP No. 56509R108	Page 20 of 21 Pages

SCHEDULE 13G

MR. FRANK H. PEARL
By:	/s/ Kenneth M. Socha
Name: Kenneth M. Socha Title: Attorney-in-Fact for Mr. Pearl

MR. GEORGE SOROS
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Attorney-in-Fact

MR. ROBERT SOROS
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Attorney-in-Fact

MR. JONATHAN ALLAN SOROS
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Attorney-in-Fact

SOROS FUND MANAGEMENT LLC
By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta Title: Assistant General Counsel

CUSIP No. 56509R108	Page 21 of 21 Pages

SCHEDULE 13G

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (Previously Filed).
Exhibit 2.	Power of Attorney, dated June 26, 2009 appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, Robert Soros and David Taylor as Attorney-In-Fact for George Soros.
Exhibit 3.

Power of Attorney, dated October 3, 2007, appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and David Taylor as Attorney-In-Fact for Robert Soros. (Previously Filed).

Exhibit 4.

Power of Attorney, dated October 3, 2007, appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and David Taylor as Attorney-In-Fact for Jonathan Allan Soros. (Previously Filed).

Exhibit 5.	Power of Attorney, dated December 6, 2007, appointing each of Kenneth M. Socha and Teresa Y. Bernstein as Attorney-in-Fact for Frank H. Pearl. (Previously Filed).